UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of ENTERGY CORPORATION File No. 70-8839 (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24

                This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarter ended December 31, 2004, the transaction updated below, proposed by Entergy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated March 25, 1997 (Release No. 35-26693) with respect thereto.

                Entergy did not issue any new shares of common stock under the Dividend Reinvestment and Stock Purchase Plan for the quarter ended December 31, 2004.

                IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 10th day of January, 2005.

ENTERGY CORPORATION

By:	/s/ Steven C. McNeal
Steven C. McNeal Vice President and Treasurer